Exhibit 99.1 - CONSOLIDATED FINANCIAL STATEMENTS

                           Zarlink Semiconductor Inc.
                           CONSOLIDATED BALANCE SHEETS
         (In millions of U.S. dollars, except share amounts, U.S. GAAP)
                                   (Unaudited)

                                                           Dec. 29,    March 31,
                                                             2006        2006
                                                           --------    ---------
ASSETS
Current assets:
  Cash and cash equivalents                                  $113.5      $ 90.7
  Short-term investments                                         --        24.6
  Restricted cash                                              14.7        14.0
  Trade accounts receivable, less allowance
    for doubtful accounts of $nil
    (March 31, 2006 - $0.1)                                    18.3        15.6
  Other receivables                                             8.4         4.2
  Inventories                                                  17.3        17.8
  Prepaid expenses and other                                    6.1         5.8
  Current assets held for sale                                  3.1         3.4
                                                             ------      ------
                                                              181.4       176.1
Fixed assets - net of accumulated depreciation
  of $142.9 (March 31, 2006 - $144.0)                          21.7        23.2
Deferred income tax assets - net                                4.6         3.6
Goodwill                                                        3.8          --
Intangible assets                                               1.7          --
Other assets                                                    0.3         1.5
Long-term assets held for sale                                   --         0.1
                                                             ------      ------
                                                             $213.5      $204.5
                                                             ======      ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable                                     $  9.0      $  7.8
  Employee-related accruals                                     9.9         9.8
  Income and other taxes payable                                4.9         4.3
  Current portion of provisions for exit activities             1.0         4.4
  Other accrued liabilities                                     3.1         9.5
  Deferred credits                                              0.4         0.7
  Deferred income tax liabilities - current portion             0.1         0.1
  Long-term debt - current portion                               --         0.1
                                                             ------      ------
                                                               28.4        36.7

Long-term portion of provisions for exit activities             0.5         0.6
Pension liabilities                                            16.9        15.2
Deferred income tax liabilities - long-term portion             0.2         0.2
                                                             ------      ------
                                                               46.0        52.7
                                                             ------      ------

Redeemable preferred shares, unlimited shares
    authorized; 1,261,200 shares issued
    and outstanding (March 31, 2006 - 1,267,700)               16.1        16.2
                                                             ------      ------

Commitments and Contingencies (Note 11)

Shareholders' equity:
  Common shares, unlimited shares authorized;
    no par value; 127,335,352 shares
    issued and outstanding (March 31, 2006 -
    127,318,439)                                              768.5       768.5
  Additional paid-in capital                                    3.8         3.0
  Deficit                                                    (586.2)     (601.2)
  Accumulated other comprehensive loss                        (34.7)      (34.7)
                                                             ------      ------
                                                              151.4       135.6
                                                             ------      ------
                                                             $213.5      $204.5
                                                             ======      ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                        CONSOLIDATED STATEMENTS OF INCOME
       (In millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                                   Three Months Ended           Nine Months Ended
                                                                                  ---------------------       ---------------------
                                                                                  Dec. 29,      Dec. 23,      Dec. 29,      Dec. 23,
                                                                                   2006          2005          2006           2005
                                                                                  -------       -------       -------       -------
Revenue                                                                           $  34.1       $  37.4       $ 110.6       $ 105.7
Cost of revenue                                                                      17.0          18.0          50.9          53.9
                                                                                  -------       -------       -------       -------
Gross margin                                                                         17.1          19.4          59.7          51.8
                                                                                  -------       -------       -------       -------

Expenses:
  Research and development                                                            7.9           9.1          24.9          28.0
  Selling and administrative                                                          8.5          10.2          28.1          26.3
  Asset impairment and other                                                          0.5           5.4           1.0           5.4
  Gain on sale of business                                                           (4.1)           --          (4.1)         (1.9)
                                                                                  -------       -------       -------       -------
                                                                                     12.8          24.7          49.9          57.8
                                                                                  -------       -------       -------       -------
Operating income (loss) from continuing operations                                    4.3          (5.3)          9.8          (6.0)

Interest income                                                                       1.6           0.5           3.9           1.3
Foreign exchange gain (loss)                                                         (0.2)           --           0.1           1.2
                                                                                  -------       -------       -------       -------
Income (loss) from continuing operations before
   income taxes                                                                       5.7          (4.8)         13.8          (3.5)
Income tax (expense) recovery                                                        (0.1)           --           2.9          (0.4)
                                                                                  -------       -------       -------       -------

Income (loss) from continuing operations                                              5.6          (4.8)         16.7          (3.9)
Discontinued operations - net of tax                                                   --          55.8            --          49.0
                                                                                  -------       -------       -------       -------
Net income                                                                        $   5.6       $  51.0       $  16.7       $  45.1
                                                                                  =======       =======       =======       =======

Net income attributable to common shareholders
   after preferred share dividends and premiums on
   preferred shares                                                               $   5.1       $  50.2       $  14.9       $  42.9
                                                                                  =======       =======       =======       =======

Income (loss) per common share from continuing operations:
     Basic and diluted                                                            $  0.04       $ (0.04)      $  0.12       $ (0.05)
                                                                                  =======       =======       =======       =======

Income per common share from discontinued operations:
     Basic and diluted                                                            $    --       $  0.43       $    --       $  0.39
                                                                                  =======       =======       =======       =======

Net income per common share:
     Basic and diluted                                                            $  0.04       $  0.39       $  0.12       $  0.34
                                                                                  =======       =======       =======       =======

Weighted-average number of common shares outstanding (millions):
     Basic                                                                          127.3         127.3         127.3         127.3
                                                                                  =======       =======       =======       =======
     Diluted                                                                        127.4         127.4         127.4         127.3
                                                                                  =======       =======       =======       =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                            Three Months Ended                Nine Months Ended
                                                                          -----------------------         -------------------------
                                                                          Dec. 29,        Dec. 23,        Dec. 29,          Dec. 23,
                                                                           2006             2005           2006              2005
                                                                          ------           ------          ------           -------
CASH PROVIDED BY (USED IN)
Operating activities:
Income (loss) from continuing operations                                  $  5.6           $ (4.8)         $ 16.7           $ (3.9)
  Depreciation of fixed assets                                               1.2              1.7             3.9              4.9
  Amortization of intangible assets                                          0.1               --             0.2               --
  Stock compensation expense                                                 0.3               --             0.9               --
  Other non cash changes in operating activities                            (4.1)              --            (4.4)            (2.9)
  Deferred income taxes                                                      0.2              0.4            (1.0)             0.2
  Decrease (increase) in working capital:
    Trade accounts and other receivables                                    (3.1)             2.2            (6.9)             3.0
    Inventories                                                              0.4             (1.3)            0.3             (0.1)
    Prepaid expenses and other                                               0.6              2.9             1.0             (2.1)
    Payables and other accrued liabilities                                   0.7              2.2            (8.2)            (6.7)
    Deferred credits                                                        (0.3)              --            (0.3)            (0.2)
                                                                          ------           ------          ------           ------
Total                                                                        1.6              3.3             2.2             (7.8)
                                                                          ------           ------          ------           ------

Investing activities:
  Acquisition of business                                                     --               --            (7.1)              --
  Purchased short-term investments                                            --            (19.6)             --            (47.7)
  Matured short-term investments                                              --               --            24.6             67.7
  Expenditures for fixed assets                                             (0.5)            (0.3)           (1.8)            (1.0)
  Proceeds from disposal of fixed assets                                      --              0.1             0.1              0.5
  Proceeds from repayment of note receivable                                  --               --              --              2.0
  Proceeds from sale of business -net                                        4.7               --             4.7               --
  Proceeds from sale of discontinued operations
    -net                                                                      --             66.4              --             66.4
                                                                          ------           ------          ------           ------
Total                                                                        4.2             46.6            20.5             87.9

Financing activities:
  Repayment of long-term debt                                                 --               --            (0.1)              --
  Payment of dividends on preferred shares                                    --             (0.5)           (1.2)            (1.6)
  Repurchase of preferred shares                                              --             (0.5)           (0.1)            (1.3)
  Decrease in restricted cash                                                 --              0.9             1.0              0.7
                                                                          ------           ------          ------           ------
Total                                                                         --             (0.1)           (0.4)            (2.2)

Effect of currency translation on cash                                       0.1             (0.3)            0.5             (0.6)
Net cash used in discontinued operations from
    operating activities                                                      --               --              --             (5.7)
                                                                          ------           ------          ------           ------

Increase in cash and cash equivalents                                        5.9             49.5            22.8             71.6

Cash and cash equivalents, beginning of period                             107.6             41.5            90.7             19.4
                                                                          ------           ------          ------           ------

Cash and cash equivalents, end of period                                  $113.5           $ 91.0          $113.5           $ 91.0
                                                                          ======           ======          ======           ======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (In millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                    Common Shares
                                                ---------------------                                 Accumulated
                                                                           Additional                    Other          Total
                                                  Number                    Paid in                  Comprehensive  Shareholders'
                                                (millions)     Amount       Capital       Deficit         Loss         Equity
                                                ----------     ------      ----------     -------    -------------  -------------
Balance, March 25, 2005                            127.3       $768.4        $  2.2      $(646.5)        $(33.1)       $ 91.0
Net loss                                              --           --            --         (3.6)            --          (3.6)
Unrealized net derivative loss on
   cash flow hedges                                   --           --            --           --           (0.3)         (0.3)
Preferred share dividends                                          --            --         (0.5)            --          (0.5)
Premiums on preferred share
   repurchases                                        --           --          (0.2)          --             --          (0.2)
                                                  ------       ---------------------------------------------------------------
Balance, June 24, 2005                             127.3        768.4           2.0       (650.6)         (33.4)         86.4
Net loss                                              --           --            --         (2.3)            --          (2.3)
Unrealized net derivative gain on
   cash flow hedges                                   --           --            --           --            0.1           0.1
Preferred share dividends                             --           --            --         (0.6)            --          (0.6)
Premiums on preferred share
   repurchases                                        --           --          (0.1)          --             --          (0.1)
                                                  ------       ---------------------------------------------------------------
Balance, Sept. 23, 2005                            127.3        768.4           1.9       (653.5)         (33.3)         83.5
Net income                                            --           --            --         51.0             --          51.0
Preferred share dividends                             --           --            --         (0.6)            --          (0.6)
Premiums on preferred share
   repurchases                                        --           --          (0.2)          --             --          (0.2)
                                                  ------       ---------------------------------------------------------------
Balance, Dec.23, 2005                              127.3       $768.4        $  1.7      $(603.1)        $(33.3)       $133.7
                                                  ======       ===============================================================

Balance, March 31, 2006                            127.3       $768.5        $  3.0      $(601.2)        $(34.7)       $135.6
Net income                                            --           --            --          4.2             --           4.2
Unrealized net derivative gain on
   cash flow hedges                                   --           --            --           --            0.5           0.5
Stock compensation expense                            --           --           0.3           --             --           0.3
Preferred share dividends                             --           --            --         (0.6)            --          (0.6)
Premiums on preferred share
   repurchases                                        --           --          (0.1)          --             --          (0.1)
                                                  ------       ---------------------------------------------------------------
Balance, June 30, 2006                             127.3        768.5           3.2       (597.6)         (34.2)        139.9
Net income                                            --           --            --          6.9             --           6.9
Unrealized net derivative loss on
   cash flow hedges                                   --           --            --           --           (0.2)         (0.2)
Stock compensation expense                            --           --           0.3           --             --           0.3
Preferred share dividends                             --           --            --         (0.6)            --          (0.6)
                                                  ------       ---------------------------------------------------------------
Balance, Sept. 29, 2006                            127.3        768.5           3.5       (591.3)         (34.4)        146.3
Net income                                            --           --            --          5.6             --           5.6
Unrealized net derivative loss on
   cash flow hedges                                   --           --            --           --           (0.3)         (0.3)
Stock compensation expense                            --           --           0.3           --             --           0.3
Preferred share dividends                             --           --            --         (0.5)            --          (0.5)
                                                  ------       ---------------------------------------------------------------
Balance, Dec. 29, 2006                             127.3       $768.5        $  3.8      $(586.2)        $(34.7)       $151.4
                                                  ======       ===============================================================

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (In millions of U.S. dollars, except share and per share amounts, U.S. GAAP)
                                   (Unaudited)

1.    Basis of presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (Zarlink or the Company) in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (GAAP) for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 29, 2006, and the results of operations and cash flows of the Company for the three and nine - month periods ended December 29, 2006, and December 23, 2005, in accordance with U.S. GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

      The balance sheet at March 31, 2006, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 31, 2006. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

      The Company is viewed as a single operating segment for management purposes and, as such, no business segment information is being disclosed.

2.    Historical stock-based compensation adjustment

      In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (see also Note 3). In conjunction with the issuance of this guidance, the Company performed a voluntary review of its historical stock option grants for the period from Fiscal 1997 to Fiscal 2006 inclusive. Applying SAB 108, the Company has identified certain historical differences related to stock-based compensation. These differences resulted from two of the Company's practices for granting stock options.

      The   Company   uses  an   option   pricing   formula   provided   in  the
      shareholder-approved Company stock option plan. The plan defines the option exercise price as the average market price for the five trading days preceding the date of the grant. This option pricing formula, which was and is in compliance with the rules of the Toronto Stock Exchange, the New York Stock Exchange, and the SEC, was used to minimize volatility and subjectivity in connection with the pricing of option grants. Based on the SEC's interpretive guidance, if the option exercise price is at a price which differs from any of the opening, average or closing price on the date of the grant, then this may result in stock compensation expense. Differences related to the use of this option pricing formula resulted in an adjustment of $1.0.

      The Company has historically followed a consistent practice of granting stock options to new employees at their acceptance date. Based on the SEC's interpretative guidance, if the grant price is set at a date which differs from the date of commencement of employment, then this may result in stock compensation expense. Differences related to the issuance of stock options at the acceptance date resulted in an adjustment of $0.3.

     While the impact of these practices on compensation expense in each year from Fiscal 1997 through Fiscal 2006 was not material, the cumulative effect of this adjustment resulted in a net increase to deficit and a corresponding increase to additional paid-in capital as follows:

                                                   March 31, 2006
                                       ---------------------------------------
                                       As previously                  Adjusted
                                         reported      Adjustment     balance
                                       -------------   ----------     -------
      Additional paid-in capital           $  1.7       $  1.3        $  3.0
      Deficit                              (599.9)        (1.3)       (601.2)
      Shareholders' equity                  135.6           --         135.6

3.    Recently issued accounting pronouncements

      In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This document provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 requires registrants to quantify errors using both the iron curtain method, and the rollover method, and requires adjustment if either method indicates a material error. The rollover method quantifies a misstatement's effect on the current year's income statement, which does not consider the carryover effects of prior year misstatements. The iron curtain method quantifies errors as the cumulative amount by which the balance sheet for the current year is misstated. SAB 108 is effective for fiscal years ending after November 15, 2006, and is effective for the Company in Fiscal 2007. Applying SAB 108, the Company has identified certain historical differences related to stock-based compensation, as discussed in Note 2. The Company does not expect the adoption of SAB No. 108 to have any other material impacts on its financial position or results of operations.

      In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158 (SFAS 158), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R). The statement requires companies to report the funded status of their defined benefit pension plans on the balance sheet. Changes in the funded status in the year in which the changes occur are recorded through other comprehensive income. The statement requires that companies measure plan assets and obligations as of the end of the company's fiscal year. The statement also requires enhanced disclosures related to defined benefit pension plans. SFAS 158 is effective as of the end of the company's first fiscal year ending after December 15, 2006. The Company is required to adopt FAS 158 at the end of Fiscal 2007. The Company does not expect the adoption of FAS 158 to have a material impact on its financial position or results of operations.

      In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosure requirements regarding fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is required to adopt FAS 157 no later than the first quarter of Fiscal 2009. The Company does not expect the adoption of FAS 157 to have a material impact on its financial position or results of operations.

      In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 (FIN
      48). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. Under FIN 48, a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the Company will adopt FIN 48 beginning in the first quarter of Fiscal 2008. Upon adoption, the cumulative effect of applying the provisions of FIN 48 will be accounted for as an adjustment to the beginning balance of retained earnings for the first quarter of Fiscal 2008. The Company is currently assessing the impact of FIN 48 on its financial position and results of operations.

4.    Stock-based compensation

      Effective April 1, 2006, the Company adopted SFAS 123R, Share-Based Payment. SFAS 123R requires that stock-based awards to employees be recorded at fair value. The fair value of the Company's stock-based awards to employees was estimated using the Black-Scholes-Merton option pricing model. Prior to adoption of SFAS 123R, the Company used the intrinsic value method of accounting for stock-based awards under the provisions of APB 25, Accounting for Stock Issued to Employees. Under the intrinsic value method, fixed stock compensation expense is recorded in instances where the option exercise price is set lower than the market price of the underlying stock at the date of grant. Fixed stock compensation cost is amortized to expense over the vesting period of the underlying option award.

      Stock compensation expense is also recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees, and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

      During Fiscal 2007, the Company conducted a review of historical stock option grant practices and the related accounting implications. See Note 2 for the impact of this review.

      The Company adopted SFAS 123R using the modified-prospective approach. In accordance with this approach, the Company has not restated prior periods to reflect the impact of SFAS 123R.

      In the three and nine-month periods ended December 29, 2006, stock compensation expense of $0.3 and $0.9, respectively, was recorded as follows:

                                                   Three months    Nine months
                                                      ended          ended
                                                   Dec. 29, 2006  Dec. 29, 2006
                                                   -------------  -------------
      Research and development                        $   --        $  0.1
      Selling and administrative                         0.3           0.8
                                                      ------        ------
                                                      $  0.3        $  0.9
                                                      ======        ======

      The following table illustrates the impact on net income and net income per share if the Company had applied the fair value recognition principles of SFAS 123R to employee stock-based awards during the three and nine-month periods ended December 23, 2005:

                                                   Three months    Nine months
                                                      ended          ended
                                                   Dec. 23, 2005  Dec. 23, 2005
                                                   -------------  -------------
      Net income, as reported                         $ 51.0        $ 45.1
      Pro forma stock compensation expense              (1.0)         (2.8)
                                                      ------        ------
      Pro forma net income                            $ 50.0        $ 42.3
                                                      ======        ======

      Net income per common share, as reported
         Basic and diluted                            $ 0.39        $ 0.34
                                                      ======        ======
      Pro forma net income per common share
         Basic and diluted                            $ 0.39        $ 0.32
                                                      ======        ======

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis

      Stock compensation expense has been determined as if the Company had accounted for its employee stock options using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions for the three and nine-month periods ended December 29, 2006, and December 23, 2005:

                                                                            Three Months Ended                Nine Months Ended
                                                                          -----------------------         -------------------------
                                                                          Dec. 29,        Dec. 23,        Dec. 29,          Dec. 23,
                                                                           2006             2005           2006              2005
                                                                          ------           ------          ------           -------
Weighted-average fair value price of the options                             $ 0.93          $ 0.80          $ 1.22          $ 0.71
   granted during the period
Risk free interest rate                                                        3.98%           3.89%           4.32%           3.49%
Dividend yield                                                                  Nil             Nil             Nil             Nil
Volatility factor of the expected market price of
  the Company's common stock                                                   47.6%           58.8%           56.9%           59.1%
Weighted-average expected life of the options                              4.2 years       4.2 years       4.2 years       4.5 years

5.    Inventories

                                                      Dec. 29,     March 31,
                                                        2006         2006
                                                      --------     ---------
      Raw materials                                   $  2.8        $  2.8
      Work-in-process                                   11.4          11.7
      Finished goods                                     3.1           3.3
                                                      ------        ------
                                                      $ 17.3        $ 17.8
                                                      ======        ======

6.    Assets held for sale

                                                     Dec. 29,      March 31,
                                                       2006          2006
                                                     --------      ---------
      Inventories                                     $   --        $  0.3
      Fixed assets                                       3.1           3.2
                                                      ------        ------
                                                      $  3.1        $  3.5
                                                      ======        ======

      During Fiscal 2006, the Company sold the assets of its RF (radio frequency) Front-End Consumer Business (See also Note 19). Following this sale, the Company undertook actions to consolidate its office facilities in the U.K. In the second quarter of Fiscal 2007, certain of the land and buildings in the Company's U.K. facilities met the criteria to be classified as assets held for sale pursuant to FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management performed an assessment of the fair value of these fixed assets and concluded that no impairment was considered necessary, as their fair value, less the anticipated selling costs, exceeded their carrying value of $3.1.

      The remaining balance of the assets held for sale as at March 31, 2006, represents the carrying values of the assets of the Company's packet switching product line, which were sold on October 25, 2006 (see also Note
      9).

7.    Acquisition of business and intangible assets

      On May 19, 2006, the Company acquired the assets and intellectual property comprising the optical I/O (in/out) business of Primarion, Inc. (Primarion) for $7.1 in cash, including $0.1 of direct transaction costs. The acquisition is expected to enable the Company to provide optical solutions that combine its existing technology with Primarion's products. The acquisition was accounted for in accordance with SFAS 141, Business Combinations.

      The purchase price was allocated as follows:

      Accounts receivable                                             $  0.2
      Inventories                                                        0.2
      Fixed assets                                                       1.0
      Proprietary technology                                             0.6
      Customer relationships                                             0.8
      Non-competition agreements                                         0.5
      Goodwill                                                           3.8
                                                                      ------
      Total purchase price                                            $  7.1
                                                                      ======

      Tangible assets were recorded at fair value. Intangible assets were identified and valued through an analysis of data provided by Primarion and the Company concerning target markets, the stage of product development, the anticipated timing of development of next generation versions of products, expected revenue generation, and risk factors. Proprietary technology was valued using the relief from royalty method. This method quantifies the benefit to the company on the basis that the company is relieved from paying royalties for the continued use of the assets. Customer relationship assets were valued using the excess earnings approach. This method measures the benefit to the company which exceeds an appropriate rate of return on the assets. The non-competition agreements were valued at fair value.

      The acquired intangible assets are being amortized on a straight-line basis over their useful lives as follows:

      Proprietary technology                                4 years
      Customer relationships                                10 years
      Non-competition agreements                            3 years

      In  accordance  with  SFAS 142,  Goodwill  and  Other  Intangible  Assets,
      goodwill  is  not  amortized,   however  will  be  reviewed  annually  for
      impairment, or more frequently if impairment indicators arise.

      The following table summarizes the intangible asset values as at December 29, 2006:

                                                                Non-
                                Proprietary      Customer   competition
                                 Technology   Relationships  agreements   Total
                                 ----------   ------------- -----------   -----
Cost                                 $0.6          $0.8         $0.5      $1.9
Less: Accumulated amortization       (0.1)           --         (0.1)     (0.2)
                                     ----          ----         ----      ----
Net intangible assets                $0.5          $0.8         $0.4      $1.7
                                     ====          ====         ====      ====

      The Company's results of operations in Fiscal 2007 include transactions resulting from the acquired business subsequent to the acquisition date. Pro forma results of operations of the acquired business have not been presented as they are not material to the Company's results of operations.

8.    Provisions for exit activities

      The Company has implemented several restructuring activities in recent years:

      Workforce Reductions

      Fiscal 2007

      In the first quarter of Fiscal 2007, the Company continued efforts to reduce operations costs and reduced its workforce by approximately 10 employees, resulting in severance costs of $0.4 which were included in cost of revenue. These costs related to the 2006 Plan discussed below. In the second and third quarters of Fiscal 2007, the Company also recorded reversals of $0.1 and $0.1, respectively, which were included in selling and administrative costs, resulting from a change in estimate of costs accrued in prior years.

      Fiscal 2006

      In the second and third quarters of Fiscal 2006, in addition to the sale of the RF Front-End Consumer Business (Refer also to Note 19), the Company implemented a restructuring plan (the 2006 Plan) that resulted in a workforce reduction of approximately 20 employees. Total costs of $1.0 were incurred, of which $0.7 were included in selling and administrative and $0.3 were included in cost of revenue.

      In Fiscal 2005,  the Company  implemented a  restructuring  plan (the 2005
      Plan) which resulted in reducing its workforce by approximately 180 employees. The Company reduced its senior management, sales, and other administrative functions, and also reduced headcount in its operations and research and development workforce. Costs of $0.7 and reversals of $0.4 were recorded in Fiscal 2006 related to the 2005 Plan.

      Lease and Contract Settlement

      In the third quarter of Fiscal 2007, as a result of the sale of the assets of its packet switching product line (see also Note 9), the Company closed its leased facility in Irvine, California. Accordingly, the Company recorded a charge of $0.5 in Asset Impairment and Other related to idle space under lease contract for this facility.

      In Fiscal 2003, the Company wound up its defined benefit pension plan in the U.K. In the second quarter of Fiscal 2007, the Company recorded $0.5 of additional contract settlement costs related to this plan based on a final assessment of the individual employee liabilities provided by the plan administrator. The Company does not expect to incur additional costs related to this contract settlement. This amount was recorded in Asset Impairment and Other.

      The remaining balance of the restructuring provision relates to lease costs for idle and excess space from exit activities implemented and completed in Fiscal 2002 to 2006. The cumulative amount recorded to date related to these activities is $11.1, and has been recorded as follows:

      (i) Costs of $2.2 have been recorded in Fiscal 2004 to 2006 in Asset Impairment and Other; and

      (ii) Costs of $8.9 have been recorded in Fiscal 2002 as special charges, and related to the cost of excess space under lease contracts in Canada, the U.S., and U.K.

      The following table summarizes the continuity of these restructuring provisions for the three and nine-month periods ended December 29, 2006:

                                                       Lease and
                                          Workforce     contract
                                          Reduction    settlement       Total
                                          ---------    ----------       -----
Balance, March 31, 2006                     $ 0.5         $ 4.5         $ 5.0
Charges                                       0.4            --           0.4
Cash drawdowns                               (0.3)         (3.5)         (3.8)
                                            -----         -----         -----
Balance, June 30, 2006                        0.6           1.0           1.6
Charges                                        --           0.5           0.5
Cash drawdowns                               (0.2)         (0.1)         (0.3)
Reversals                                    (0.1)           --          (0.1)
                                            -----         -----         -----
Balance, September 29, 2006                   0.3           1.4           1.7
Charges                                        --           0.5           0.5
Cash drawdowns                                 --          (0.6)         (0.6)
Reversals                                    (0.1)           --          (0.1)
                                            -----         -----         -----
Balance, December 29, 2006                    0.2           1.3           1.5
Less:  Long-term portion                       --          (0.5)         (0.5)
                                            -----         -----         -----
Current portion of provisions
  for exit activities as
  at December 29, 2006                      $ 0.2         $ 0.8         $ 1.0
                                            =================================

      The Company has completed substantially all of the activities associated with these restructuring plans, with the exception of the following payments:

      (i) the remaining severance payments of $0.2 which relate primarily to the 2006 Plan; and

      (ii) the lease payments of $1.3, which relate to the plans implemented from Fiscal 2002 to 2007, will be paid over the lease terms unless settled earlier.

9.    Gain on sale of business

      On October 25, 2006, Zarlink sold the assets of its packet switching product line to Conexant Systems Inc. (Conexant), for cash and other consideration, including a cash payment at closing of $5.0, and additional amounts contingently owing based on revenue performance of the product line over the next two years. If Conexant's revenue from sales in this product line exceed certain revenue targets, then Conexant is required to pay Zarlink up to $2.5 of additional consideration.

      Zarlink has recorded a gain on sale of business of $4.1 related to this transaction in the third quarter of Fiscal 2007. On the date of the sale, Zarlink determined that there was uncertainty surrounding whether the revenue targets will be met. As such, Zarlink did not include the contingent consideration as part of the sale proceeds. Zarlink will record the contingent consideration, if any, as a component of the gain on sale of business in the periods that the revenue targets are met.

      The following table shows the carrying value of the assets which were included as assets held for sale:

                                                     Dec. 29,      March 31,
                                                       2006          2006
                                                     --------      ---------
      Inventories                                     $   --        $  0.3
      Fixed assets                                        --           0.1
                                                      ------        ------
      Total assets                                    $   --        $  0.4
                                                      ======        ======

      The following table shows the cash flows from investing activities in the three and nine months ended December 29, 2006 related to the sale of the assets of the packet switching product line:

      Proceeds on sale                                                $  5.0
      Payment of transaction and other costs                            (0.3)
                                                                      ------
      Proceeds from sale - net                                        $  4.7
                                                                      ======

      In addition, during Fiscal 2002, the Company sold its wafer fabrication facility in Plymouth, U.K., as well as certain intellectual property and related foundry businesses to companies controlled by X-FAB Semiconductor Foundries AG (X-FAB) of Erfurt, Germany for $30.0, represented by $12.0 in cash on closing and a note of $18.0 repayable over three years. At the time of the sale, the gain on sale was deferred and netted against the carrying value of the note receivable. The gain was recognized as payments were made on the note receivable, and accordingly a gain of $1.9 was recorded in the first quarter of Fiscal 2006 upon payment of the final installment on the note receivable.

10.   Guarantees

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Communications Systems business (Systems), which is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business. The project agreement and the Company's performance guarantee extend until July 31, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at December 29, 2006, was $39.2 (20.0 million British pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at December 29, 2006, that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at December 29, 2006, the Company does not expect these tax indemnities to have a material impact on its financial statements.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      Based upon the transition rules outlined in FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others, no amounts have been recorded by the Company related to the above-mentioned items.

      The Company records a liability based on its assessment of current warranty claims outstanding and historical experience. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at December 29, 2006, the warranty accrual was $nil (March 31, 2006 - $0.6).

11.   Commitments and Contingencies

      The Company had letters of credit outstanding as at December 29, 2006 of $1.0 (March 31, 2006 - $1.0), which expire within seven months. Of this amount, $0.8 related to the Company's Supplementary Executive Retirement Plan (SERP), and $0.2 was issued to secure certain obligations under an office lease arrangement and customs bond. The SERP is secured by a general cash security agreement.

      In addition, the Company has pledged $14.3 (97.8 million Swedish Krona) as security toward the Swedish pension liability of $15.3. The Company has also pledged $0.2 related to the office lease arrangements, and $0.2 as security for credit facilities. These amounts have been presented as restricted cash.

      The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

      The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company's tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

      In conjunction with the sale of the Systems business in Fiscal 2001, the Company owns 10,000,000 common shares of Mitel. On July 14, 2006, the Company, along with other investors, agreed to postpone the exercise date for its put rights in Mitel shares from September 1, 2006, to May 1, 2007. If Mitel does not complete an initial public offering by May 1, 2007, the Company (along with some other investors) has a put right, exercisable for 90 days after May 1, 2007, which, unless the Company agrees to a modification of these conditions, allows the Company to send a notice to Mitel requiring that Mitel repurchase all or any portion of these common shares (subject to appropriate adjustments for events such as stock splits) at $2.45 (Cdn $2.85). On May 10, 2006, Mitel filed a registration statement with the SEC and a preliminary prospectus with securities regulators in all of the provinces and territories in Canada in preparation for an initial public offering of its common shares. The Company entered into an agreement whereby, if Mitel did not register the Company's Mitel shares in this offering, the Company could not sell any of its Mitel common shares for 180 days following the date of an underwriting agreement entered into by Mitel in connection with its initial public offering. This agreement expired on October 31, 2006. The Company has not entered into any subsequent agreements with the underwriters further restricting the sale of its Mitel shares. The Company's investment in Mitel is recorded at a nil value, thus any proceeds received on the sale of this investment will result in a gain in the period of the sale.

12.   Redeemable preferred shares

      During the three and nine months ended December 29, 2006, the Company purchased 500 and 6,900 preferred shares, and cancelled 200 and 6,500 preferred shares, respectively. As at December 29, 2006, the Company had repurchased 400 shares that had not yet been cancelled.

      During the third quarter of Fiscal 2007, the Company declared dividends on its redeemable preferred shares of $0.5, based on a quarterly dividend of $0.44 (Cdn $0.50) per share. In the first nine months of Fiscal 2007, the Company declared and paid dividends on its preferred shares of $1.7 and $1.2, respectively. This was based on a cumulative dividend declared of $1.33 (Cdn $1.50) per share, and a cumulative dividend paid of $0.89 (Cdn $1.00) per share. The Company's third quarter dividends were paid in the fourth quarter of Fiscal 2007.

13.   Capital stock

      a) The Company has neither declared nor paid any dividends on its common shares.

      b)    A summary of the Company's stock option activity is as follows:

                                                          Nine Months Ended
                                                      -------------------------
                                                        Dec. 29,     Dec. 23,
                                                          2006         2005
                                                      -----------   -----------
      Outstanding Options:
        Balance, beginning of period                   10,787,709    13,249,465
        Granted                                           410,000       389,000
        Exercised                                         (16,913)         (625)
        Forfeited and expired                          (1,261,167)   (3,298,962)
                                                      -----------   -----------
        Balance, end of period                          9,919,629    10,338,878
                                                      ===========   ===========

      As at December 29, 2006, there were 4,553,014 (March 31, 2006 - 3,701,847)
      options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price is calculated in accordance with the plan requirements as the average market price for the five trading days preceding the date of the grant. The exercise price of outstanding stock options ranges from $1.31 to $16.06 per share with exercise periods extending to October 2012. The exercise price of stock options issued in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

      c) The net income per common share figures were calculated based on the net income after the deduction of preferred share dividends and premiums on the repurchase of preferred shares, and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

      Net income attributable to common shareholders is computed as follows:

                                                                            Three Months Ended                Nine Months Ended
                                                                          -----------------------         -------------------------
                                                                          Dec. 29,        Dec. 23,        Dec. 29,          Dec. 23,
                                                                           2006             2005           2006              2005
                                                                          ------           ------          ------           -------
      Net income, as reported                                                5.6           $ 51.0            16.7           $ 45.1
         Dividends on preferred shares                                      (0.5)            (0.6)           (1.7)            (1.7)
         Premiums on repurchase of preferred shares                           --             (0.2)           (0.1)            (0.5)
                                                                          ------           ------          ------           ------
      Net income attributable to common shareholders                      $  5.1           $ 50.2          $ 14.9           $ 42.9
                                                                          ======           ======          ======           ======

      The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted net income per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution.

                                                                         Three Months Ended                  Nine Months Ended
                                                                   -----------------------------       -----------------------------
                                                                     Dec. 29,         Dec. 23,          Dec. 29,          Dec. 23,
                                                                       2006             2005              2006              2005
                                                                   -----------       -----------       -----------       -----------
Weighted average common shares outstanding                         127,328,330       127,309,598       127,334,061       127,309,181
Dilutive effect of stock options                                        31,642            58,611            49,706            20,231
                                                                   -----------       -----------       -----------       -----------
Weighted average common shares outstanding,
   assuming dilution                                               127,359,972       127,368,209       127,383,767       127,329,412
                                                                   ===========       ===========       ===========       ===========

      The following stock options were excluded from the computation of common share equivalents because the options were anti-dilutive based on the treasury stock method:

                                                                         Three Months Ended                  Nine Months Ended
                                                                   -----------------------------       -----------------------------
                                                                     Dec. 29,         Dec. 23,          Dec. 29,          Dec. 23,
                                                                       2006             2005              2006              2005
                                                                   -----------       -----------       -----------       -----------
Number of outstanding options                                        9,609,629        10,006,254         9,594,629        10,011,254

Average exercise price per share                                    $     5.11       $      6.87        $     5.12       $      6.86

      The average exercise price of stock options granted in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

14.   Accumulated other comprehensive income (loss)

      The components of total comprehensive income were as follows:

                                                                            Three Months Ended                Nine Months Ended
                                                                          -----------------------         -------------------------
                                                                          Dec. 29,        Dec. 23,        Dec. 29,          Dec. 23,
                                                                           2006             2005           2006              2005
                                                                          ------           ------          ------           -------
      Net income for the period                                              5.6             51.0            16.7             45.1
      Other comprehensive income (loss):
         Realized net derivative (gains) losses on cash
           flow hedges                                                      (0.4)             0.1            (0.9)             0.4
         Unrealized net derivative gains (losses) on
           cash flow hedges                                                  0.1             (0.1)            0.9             (0.6)
                                                                          ------           ------          ------           ------
      Total comprehensive income for the period                           $  5.3           $ 51.0          $ 16.7           $ 44.9
                                                                          ======           ======          ======           ======

      The changes to accumulated other comprehensive loss for the three and nine months ended December 29, 2006, were as follows:

                                                                  Cumulative         Minimum       Unrealized Net
                                                                  Translation        Pension      Gain (Loss) on
                                                                    Account         Liability        Derivatives         Total
                                                                  -----------       ---------     --------------         -----
      Balance, March 31, 2006                                       $(32.4)           $ (2.3)          $   --           $(34.7)
         Change during the three months
           ended June 30, 2006                                          --                --              0.5              0.5
                                                                    ------            ------           ------           ------
      Balance, June 30, 2006                                         (32.4)             (2.3)             0.5            (34.2)
         Change during the three months
           ended Sept. 29, 2006                                         --                --             (0.2)            (0.2)
                                                                    ------            ------           ------           ------
      Balance, September 29, 2006                                    (32.4)             (2.3)             0.3            (34.4)
         Change during the three months
           ended December 29, 2006                                      --                --             (0.3)            (0.3)
                                                                    ------            ------           ------           ------
      Balance, December 29, 2006                                    $(32.4)           $ (2.3)          $   --           $(34.7)
                                                                    ======            ======           ======           ======

      The Company recorded no change in other comprehensive income in the nine months ended December 29, 2006, as compared to a decrease in other comprehensive income of $0.2 in the nine months ended December 23, 2005. Changes are attributable to the change in the fair value of outstanding foreign currency option and forward contracts related to the Company's hedging program that were designated as cash flow hedges.

15.   Government assistance

      The Company accounts for government grants by recognizing the benefit as a reduction in the related expense in the period incurred when there is reasonable assurance that the grant will be received.

      During the second quarter of Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (TPC), which will provide partial funding for one of the Company's research and development projects. This agreement will provide funding for reimbursement of up to $6.2 ($7.2 million Cdn) of eligible expenditures. During the three and nine months ended December 29, 2006, the Company's research and development expenses were reduced by $0.6 and $1.3, respectively, related to this agreement. The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company's revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. At the end of Fiscal 2016, if royalties meet or exceed $12.2 ($14.2 million Cdn), then the royalty period ceases. Otherwise, the royalty period will continue until cumulative royalties paid equal $12.2 ($14.2 million Cdn) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at December 29, 2006, accrued royalties related to this agreement were $nil.

16.   Income taxes

      An income tax expense of $0.1 was recorded for the third quarter of Fiscal 2007, compared with $nil for the corresponding period in Fiscal 2006. During the nine months ended December 29, 2006, an income tax recovery of $2.9 was recorded, compared to an expense of $0.4 for the corresponding period in Fiscal 2006. $1.9 of the recovery in Fiscal 2007 relates primarily to the closure of past tax audits during the second quarter, which resulted in additional tax refunds and the release of previously booked provisions. An additional $1.0 of the recovery in Fiscal 2007 relates to deferred tax benefits, which the Company expects to realize in the future. The expense in Fiscal 2006 relates to the Company's estimate of additional costs to settle income tax liabilities in relation to fiscal years still subject to corporate tax audits.

      The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized. Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $196.8 as at December 29, 2006 (March 31, 2006 - $193.6). The increase in the valuation allowance relates primarily to changes in the statutory tax reporting currencies of the Company and certain of its subsidiaries and additional losses in certain foreign jurisdictions, partially offset by tax loss planning implemented by the Company in the second quarter, and by the utilization of losses and reversals of timing differences during the period.

17.   Pension plans

      The Company has defined benefit pension plans in Sweden and Germany.

      As at December 29, 2006, the Swedish pension liability was comprised of $14.2 (97.4 million Swedish krona) as determined by the Pension
      Registration Institute, and an additional minimum pension liability of $1.1 as determined under the U.S. GAAP provisions of SFAS 87, Employers' Accounting for Pensions. As at December 29, 2006, $14.3 in restricted cash has been pledged to secure the Swedish pension liability.

      As at December 29, 2006, the German pension liability of $7.1 was insured with the Swiss Life Insurance Company. This insurance contract of $5.9 is recorded as a plan asset, and the benefit obligation has been shown net of this asset. As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. The Company also has an unfunded pension liability of $0.4 in the U.K. related to amounts owing to a former employee of the Company.

      Net pension expense for the defined benefit plans was as follows:

                                                                            Three Months Ended                Nine Months Ended
                                                                          -----------------------         -------------------------
                                                                          Dec. 29,        Dec. 23,        Dec. 29,          Dec. 23,
                                                                           2006             2005           2006              2005
                                                                          ------           ------          ------           -------
      Interest costs                                                      $  0.2           $  0.3          $  0.7           $  0.8
      Expected return on assets                                             (0.1)              --            (0.2)              --
                                                                          ------           ------          ------           ------
      Net pension expense                                                 $  0.1           $  0.3          $  0.5           $  0.8
                                                                          ======           ======          ======           ======

      As of December 29, 2006, the Company had not made any contributions to these pension plans in Fiscal 2007.

18.   Supplementary cash flow information

      The following table summarizes the Company's other non-cash changes in operating activities:

                                                                            Three Months Ended                Nine Months Ended
                                                                          -----------------------         -------------------------
                                                                          Dec. 29,        Dec. 23,        Dec. 29,          Dec. 23,
                                                                           2006             2005           2006              2005
                                                                          ------           ------          ------           -------
         Loss (gain) on disposal of fixed assets                          $  0.1           $ (0.1)         $   --           $ (0.3)
         Gain on sale of business                                           (4.1)              --            (4.1)            (1.9)
         Change in pension liabilities                                       0.9             (0.3)            1.7             (1.7)
         Other                                                              (1.0)             0.4            (2.0)             1.0
                                                                          ------           ------          ------           ------
      Other non-cash changes in operating activities                      $ (4.1)          $   --          $ (4.4)          $ (2.9)
                                                                          ======           ======          ======           ======

19.   Discontinued operations

      On November 15, 2005, Zarlink sold the assets of its RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited, for $68.0. The sale resulted in a gain of $55.8 in the third quarter of Fiscal 2006.

      The following table shows the results of the RF Front-End Consumer Business which are included in discontinued operations in the three and nine month periods ended December 23, 2005:

                                                       Three         Nine
                                                    months ended  months ended
                                                      Dec. 23,      Dec. 23,
                                                        2005         2005
                                                    ------------  ------------
      Revenue                                         $ 10.0        $ 34.1
                                                      ------        ------

      Operating loss from discontinued operations         --          (6.8)
      Gain on disposal, net of tax of $1.8              55.8          55.8
                                                      ------        ------
      Income from discontinued operations             $ 55.8        $ 49.0
                                                      ======        ======

      The following table shows the cash flows from investing activities in the three and nine months ended December 23, 2005 related to the sale of the RF Front-end Consumer Business:

      Proceeds on sale                                                $ 68.0
      Payment of transaction and other costs                            (1.6)
                                                                      ------
      Proceeds from sale - net                                        $ 66.4
                                                                      ======

20.   Comparative figures

      Certain of the Fiscal 2006 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2007.